SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

4th July 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

Protherics PLC

Notification of Major Interest
s
 in Shares

Lon
don, UK; Brentwood, TN, US:

4 July 2008
 -
 Protherics PLC ("Protherics" or the "Company"), the international biopharmaceutical company focused on critical care an
d cancer, announces
that
 on
3 July
200
8
, in accordance with the Transparency Obligations Directive,
a
notification
of interest in the ordinary share capital of the Company
was received
from
AXA
I
nvestment Managers
UK
Limited on behalf of AXA S.A.
 and its Group C
ompanies
 ("AXA")
.
The notification follows a
disposal of voting rights
.
Details
of the
 interest
notified
are as follows:

1. Reason for the notification (please tick the appropriate box or boxes)
A disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to w hich voting rights are attached
An event changing the breakdown of voting rights
Other (please s pecify):

2 . Full name of person(s) subject to the notification obligation:	AXA S.A. , 25 Avenue Matignon, 75008 Paris and its group of companies.
3 . Full name of shareholder(s) (if different from 2 .):
4 . Date of the transaction (and date on which the threshold is crossed or reached if different):	2 July 2008
5 . Date on which issuer notified:	3 July 2008
6 . Threshold(s) that is/are crossed or reached:	13%
7. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
0702920	4 4,836,830	44,836,830	9 41 , 666	9 41,666	40, 774,831	0.28%	11.98%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
N umber of voting rights	% of voting rights
41, 716,497	12.25%

8 . Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :
Name of Company/Fund	Number of Shares	% of issued share capita l
AXA UK Investment Co ICVC UK Smaller Companies Fund Indirect	552,143	0.16220
Sun Life Pensions Management Ltd Direct	225,000	0.06610
Sun Life Unit Assurance Ltd FTSE All Share Tracker Direct	53,913	0.01584
Sun Life Pensions Management FTSE All Share Tracker Direct	294,874	0.08662
AXA Framlington Indirect	425,000	0.12485
AXA Framlington Indirect	1,851,468	0.54388
AXA Framlington Indirect	1,909,918	0.56105
AXA Framlington Indirect	459,865	0.13509
AXA Framlington Indirect	639,353	0.18781
AXA Framlington Indirect	15,438,453	4.53516
AXA Framlington Indirect	13,753,131	4.04008
AXA Framlington Indirect	2,000,000	0.58751
AXA Framlington Indirect	1,500,000	0.44064
AXA Framlington Indirect	500,000	0.14688
AXA Framlington Indirect	220,000	0.06463
Framlington onshore private clients Indirect	975,500	0.28656
AXA Sun Life ith Profits Passive Direct	226,817	0.06663
AXA Sun Life With Profits Passive Direct	141,062	0.04144
AXA Framlington Indirect	550,000	0.16157
Total Direct Total Indirect	941,666 40,774,831	0.27662 11.97790
TOTAL	41,716,497	12.25452

Proxy Voting:
9 . Name of the proxy holder:
1 0 . Number of voting rights proxy holder will cease to hold:
11 . Date on which proxy holder will cease to hold voting rights:
12 . Additional information:

| Ends |

F
or f
urther
i
nformation
 please contact
:

Protherics
Nick Staples , Director of Corporate Affairs	+44 (0) 7919 480510
Julie Vickers, Company Secretary	+44 (0) 1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York : John Capodanno	+1 212 850 5600

Or visi
t
www.protherics.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 4th July 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director